                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2005

                             KOREA THRUNET CO., LTD.
                            (Name of the Registrant)

                             1337-20, Seocho-2 dong
                                Seocho-ku, Seoul
                                  Korea 137-751
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F  X    Form 40-F
                                   ---             ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                              Yes       No  X
                                  ---      ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                              Yes       No  X
                                  ---      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes       No  X
                                  ---      ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )
                                                 -------

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     Korea Thrunet Co., Ltd. (the "Company") is furnishing under cover of Form
6-K, a fair and accurate English language translation of:

     Exhibit 99.1: the Company's corporate disclosure on the change in its
                   Representative Director, filed with the Financial Supervisory Commission of Korea on June 22, 2005.

     Exhibit 99.2: the Company's corporate disclosure on its application for the termination of corporate reorganization proceedings, filed with the Financial Supervisory Commission of Korea on June 22, 2005.

     Exhibit 99.3: the Company's corporate disclosure on the termination of its corporate reorganization proceedings, filed with the Financial Supervisory Commission of Korea on June 24, 2005.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            KOREA THRUNET CO., LTD.



Date: July 5, 2005                          By: /s/ Soon-Yub Samuel Kwon
                                                --------------------------------
                                            Name:  Soon-Yub Samuel Kwon
                                            Title: CEO, Representative Director

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                                  EXHIBIT INDEX

Exhibit           Description
-------           -----------
99.1              The Company's corporate disclosure on the change in its
                  Representative Director, filed with the Financial Supervisory
                  Commission of Korea on June 22, 2005

99.2              The Company's corporate disclosure on its application for the termination of corporate reorganization proceedings, filed with the Financial Supervisory Commission of Korea on June 22,
                  2005

99.3 The Company's corporate disclosure on the termination of its corporate reorganization proceedings, filed with the Financial
                  Supervisory Commission of Korea on June 24, 2005